

February 17, 2012

Via E-mail
Will Hogoboom
Chief Financial Officer
ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, WI 53051

> **Re: ZBB Energy Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 8, 2011**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2011 and December 31, 2011**
> **Filed November 14, 2011 and February 9, 2012**
> **File No. 001-33540**

Dear Mr. Hogoboom:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Note 16 – Subsequent Events, page 51

1. We note on August 30, 2011 you entered into agreements providing for the establishment of a joint venture in China. Based on disclosure on page 13 of your December 31, 2011 Form 10-Q we note the joint venture operates through a jointly owned company named Anhui Meineng Store Energy (AHMN) and that your investments in the joint venture are made through a Holdco, formed with Powersav. Please explain your relationship, if any, with AHMN and AHMN's ownership structure. We note you consolidate Holdco and have a 33% ownership in the joint venture among four partners. Please explain how you account for the joint venture. As part of your response, please provide the specific

authoritative literature relied upon for your accounting treatment. Please also tell us whether Holdco's and your ownership of the joint venture represents a controlling financial interest.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 1 – Summary of Significant Accounting Polices, page 5

Revenue Recognition, page 7

2. We note you recognized revenue of $2.1 million as of September 30, 2011 based on performance milestones achieved and deferred $1.0 million which is to be recognized over the estimated remaining performance period related to the Honam Collaboration Agreement. Please tell us how you considered the guidance in FASB ASC 605-28-25 when concluding on the amount of revenue to recognize and defer as of September 30, 2011. Please also tell us your consideration for providing all of the disclosure requirements outlined in FASB ASC 605-28-50-2. Additionally, please tell us how you considered collectability to be reasonably assured when recognizing revenue prior to receiving payment as of the end of the reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jason Niethamer for

Andrew D. Mew
Accounting Branch Chief

Via E-mail
cc: Mark Busch, outside counsel